UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-119902

CUSIP NUMBER 656559 BG5

(Check one):      [X] Form 10-K                                            [   ] Form 20-F                                           [   ] Form 11-K
[   ] Form 10-Q                                           [   ] Form 10-D                                           [   ] Form N-SAR
[   ] Form N-CSR

For Period Ended:  December 31, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nortek, Inc.
Full Name of Registrant

__________________________
Former Name if Applicable

50 Kennedy Plaza
Address of Principal Executive Office (Street and Number)

Providence, Rhode Island 02903-2360
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has dedicated significant resources to the completion of management’s assessment of the effectiveness of the Registrant's internal control over financial reporting, as required under Section 404 of the Sarbanes Oxley Act of 2002.  In addition, the recent continued downturn in the economy and the financial markets caused the Registrant to reevaluate certain of its accounting and financial statement disclosure requirements.  These matters have negatively impacted the Registrant’s ability to timely finalize its accounting documentation and analysis and prepare its financial statements which are to be included in its Annual Report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K") by the prescribed filing date. For the reasons stated above, the Registrant is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense.  The Registrant currently anticipates filing the Form 10-K on or before April 15, 2008, although there can be no assurance in this regard.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Edward J. Cooney                                (401)                      751-1600
(Name)                                                      (Area Code)                                           (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X]No [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?
Yes [X]No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in operating earnings for the year ended December 31, 2007 as compared to the year ended December 31, 2006 will be reflected in the consolidated statement of operations to be included in its Form 10-K.  Reduced levels of home sales and housing starts and other softening in the housing markets in 2007 negatively affected the Registrant’s operating earnings in 2007. In addition, uncertainties due to the significant instability in the mortgage markets and the resultant impact on the overall credit market adversely impacted the Registrant’s business.  Although the Registrant anticipates reporting an increase in net sales for the fiscal year ended December 31, 2007 compared to the year ended December 31, 2006, the Registrant’s operating margins decreased due in part to increased material costs, the effect of certain non-cash gains in 2006 and certain charges and expenses in 2007 in connection with manufacturing realignments.  As a result of the substantial margin reduction, the Registrant will report a significant decline in operating earnings for 2007 as compared to the level for 2006.  A reasonable quantitative estimate of the results cannot be made at this time as the Registrant’s financial statements for the year ended December 31, 2007 are not yet finalized as stated in Part III above.

NORTEK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008                                                            By             /s/ Edward J. Cooney
              Name      Edward J. Cooney
Title:	Vice President and Treasurer